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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------
                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)
                                ----------------

                       UNITED STATES CELLULAR CORPORATION
                       (Name of Subject Company (Issuer))

                       UNITED STATES CELLULAR CORPORATION
                        (Name of Filing Person (Issuer))
                                ----------------

                       LIQUID YIELD OPTION NOTES DUE 2015
                         (Title of Class of Securities)
                                ----------------

                                   911684 AA 6
                      (CUSIP Number of Class of Securities)
                                ----------------

             Kenneth R. Meyers                             Copy to:
      Executive Vice President - Finance             Michael G. Hron, Esq.
      United States Cellular Corporation               Sidley & Austin
            8410 West Bryn Mawr                         Bank One Plaza
                Suite 700                         10 South Dearborn Street
          Chicago, Illinois 60631                  Chicago, Illinois 60603
              (773) 399-8900                            (312) 853-7000

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)
                                ----------------

                            CALCULATION OF FILING FEE

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     Transaction Valuation*                        Amount of Filing Fee

--------------------------------------------------------------------------------

        $290,243,247                                    $58,049**


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*    For the purpose of  calculating  the fee only,  this amount  represents the value of all outstanding LYONs as of May 15, 2000 based on the Offer Consideration of $411.99 per $1,000 principal amount (704,491 LYONs x $411.99).
**   Previously paid.

/ /  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:                                  Filing Party:
Form or Registration No.:                                Date Filed:
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/ /  Check the box if the filing relates  solely to  preliminary  communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     / /  third-party tender offer subject to Rule 14d-1.

     /X/  Issuer tender offer subject to Rule 13e-4.

     / /  going-private transaction subject to Rule 13e-3.

     / /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /



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                             INTRODUCTORY STATEMENT

         This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO previously filed on May 15, 2000 relating to an offer ("Offer") by United States Cellular Corporation (the "Issuer") to purchase for cash, on the terms and subject to the conditions set forth in its Offer to Purchase and Company Notice dated May 15, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal and Purchase Notice ("Letter of Transmittal"), any or all of its outstanding Liquid Yield Option Notes due 2015 (the "LYONs").

         This Schedule TO is hereby amended and supplemented by amending Item 4 and adding Item 13 as follows:


ITEM 4. TERMS OF THE TRANSACTION.

         The Offer to Purchase is hereby amended by amending the second sentence of the section captioned "Forward-Looking Statements" under "Section 1. Introduction" to read as follows:

"These statements constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")."


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 2, 2000

                               UNITED STATES CELLULAR CORPORATION


                               By: /s/ Kenneth R. Meyers
                                   --------------------------------------------
                                   Name:  Kenneth R. Meyers
                                   Title: Executive Vice President - Finance,
                                          Chief Financial Officer and Treasurer


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